United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULES 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2003

Alcatel

54, rue La Boétie, 75008, Paris, France

SIGNATURE

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alcatel

Date: April 18th, 2003	By:	/S/ Jean-Pascal Beaufret

Jean-Pascal Beaufret Chief Financial Officer

“Alcatel hereby incorporates by reference this Form 6-K into three certain Registration Statements on Form F-3, namely, Registration Nos. 333-11784, 333-13966, and 333-14004 and also Registration Statement on Form F-4 Reg. No. 333-82930”.

Press release

Annual Shareholders’ Meeting of April 17, 2003

Approval of the resolution concerning the conversion of Class O shares into Class A shares

Paris, April 17, 2003 – The Alcatel (Paris: CGEP.PA and NYSE: ALA) annual ordinary and extraordinary Shareholders’ Meeting held on April 17, 2003 approved all the proposed resolutions.

The Shareholders’ Meeting approved the 2002 consolidated results, which registered a net loss of Euro 4.74 billion.

The Shareholders’ Meeting approved Alcatel’s financial statements and the proposed appropriation of the income for the year to retained earnings.

The Alcatel extraordinary Shareholders’ Meeting and the Special Meeting of Class O Shareholders also held today approved the resolution concerning the conversion of class O shares into common shares by eliminating the special rights of class O shares.

The Shareholders’ Meeting reappointed as Board members, Serge Tchuruk, Marc Viénot and Daniel Bernard for a four-year term and appointed two new Board members, Philippe Germond, Senior Executive Vice President of Alcatel and member of the Alcatel Executive Committee and Daniel Lebègue, director for Thales, Areva and Gaz de France.

About Alcatel
Alcatel provides end-to-end communications solutions, enabling carriers, service providers and enterprises to deliver content to any type of user, anywhere in the world. Leveraging its long-term leadership in telecommunications networks equipment as well as its expertise in applications and network services, Alcatel enables its customers to focus on optimizing their service offerings and revenue streams. With sales of EURO 16.5 billion in 2002, Alcatel operates in more than 130 countries. For more information, visit Alcatel on the Internet: http://www.alcatel.com

Alcatel Press Contacts
Régine Coqueran	Tel : + 33 (0)1 40 76 49 24	regine.coqueran@alcatel.com
Alcatel Investor Relations
Claire Pedini	Tel : +33 (0)1 40 76 13 93	claire.pedini@alcatel.com
Laurent Geoffroy	Tel : +33 (0)1 40 76 50 27	Laurent.geoffroy@alcatel.com
Pascal Bantégnie	Tel : +33 (0)1 40 76 52 20	Pascal.bantegnie@alcatel.com
Peter Campbell	Tel : +1 972 519 4347	Peter.campbell@alcatel.com
Charlotte Laurent-Ottomane	Tel : +1 703 668 3571	charlotte.laurent-ottomane@alcatel.com